Exhibit 99.1

The FCA Board to review potential separation of Magneti Marelli in the second quarter of 2018

Fiat Chrysler Automobiles (“FCA”) (NYSE: FCAU MTA: FCA) announced today that the Company is continuing its review of the potential separation of FCA’s subsidiary Magneti Marelli S.p.A. (“Magneti Marelli”).
The Board of Directors of the Company plans to review in detail options relating to this transaction in the second quarter of 2018, concurrent with the Board’s review of the Group’s 2018-2022 business plan. In the meantime management will continue its evaluation of potential transaction structures to maximize value to FCA stockholders.
There is no assurance that the review of the potential separation of Magneti Marelli will result in a final determination to enter into any such transaction or that such transaction, if commenced, will be completed. FCA does not intend to make any further disclosures concerning these matters until a definitive determination is made.
London, 28 February 2018

For further information:
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Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA group’s control.